21001331

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Washington, D.C. 20549

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FEB 16 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Strategies Merchant Banking, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Mopac Expressway, Building II, Suite 350

(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company

(Name – *if individual, state last, first, middle name*)

P O Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. Gary Valdez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Strategies Merchant Banking, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROSEMARY THERESE KOERWER
Notary ID #131374216
My Commission Expires
December 7, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS STRATEGIES MERCHANT BANKING, LLC

Financial Statements and Supplemental Schedules

with Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2020

Report Pursuant to Rule 17a-5

BAUER & COMPANY audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Focus Strategies Merchant Banking, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Focus Strategies Merchant Banking, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Focus Strategies Merchant Banking, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Focus Strategies Merchant Banking, LLC's management. Our responsibility is to express an opinion on Focus Strategies Merchant Banking, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Focus Strategies Merchant Banking, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possessions or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Focus Strategies Merchant Banking, LLC's financial statements. The supplemental information is the responsibility of Focus Strategies Merchant Banking, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Focus Strategies Merchant Banking, LLC's auditor since 2020.

Austin, Texas
February 5, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FOCUS STRATEGIES MERCHANT BANKING, LLC

December 31, 2020

Contents

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Financial Condition
December 31, 2020

Assets			
	Cash and cash equivalents	$	465,239
	Accounts receivable		32,500
	Prepaid expenses		4,565
TOTAL ASSETS		**$**	**502,304**
Liabilities and Member's Equity			
	Accounts payable and accrued expenses	$	29,127
	Deferred Revenue		7,500
	Total liabilities		36,627
Member's Equity			465,677
TOTAL LIABILITIES AND MEMBER'S EQUITY		**$**	**502,304**

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Operations
Year Ended December 31, 2020

Revenues	
Merger & Acquisitions Retainer Income	$ 247,500
Private Placement Income	7,500
Merger & Acquisitions Success Fees	506,250
Other income	1,278
Total Revenues	762,528
General and Administrative Expenses	
Salaries, commissions and benefits	387,137
Licenses and fees	7,212
Insurance	1,052
Professional fees	59,214
Expense sharing fees paid to related party	371,489
Miscellaneous	18,451
Total General and Administrative Expenses	844,555
Net Loss Before Tax	(82,027)
State taxes	1,727
Net Loss	**$ (83,754)**

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2020

		Member's Equity
Balance as of December 31, 2019	$	549,431
Net Loss		(83,754)
Balance at December 31, 2020	$	465,677

See accompanying notes to financial statements.

FOCUS STRATEGIES MERCHANT BANKING, LLC

Statement of Cash Flows
Year Ended December 31, 2020

Operating Activities		
Net loss	$	(83,754)
Net changes in:		
Accounts receivable		12,049
Prepaid expenses		(3,100)
Accounts payable and accrued expenses		(18,945)
Net cash used in operating activities		(93,750)
Decrease in Cash and Cash Equivalents		(93,750)
Cash and Cash Equivalents, Beginning of Year		558,989
Cash and Cash Equivalents, End of Year	$	465,239
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for state taxes	$	27
Cash paid during the year for interest	$	-

See accompanying notes to financial statements.

Note 1: Summary of Significant Accounting Policies

General

Focus Strategies Merchant Banking, LLC (the "Company") is a Limited Liability Corporation owned 100% by one member and organized under the laws of the State of Texas for the purpose of providing investment banking services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) (the Customer Protection Rule) of the Securities Exchange Act of 1934, and accordingly is exempt from the remaining provisions under the Rule. The Company does not hold customer funds or safe-keep customer securities or engage in the underwriting of securities.

The Company assists clients in the buying and selling of companies and raising capital, both equity and debt.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United State of America ("GAAP"). Financial statements are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue from two activities, which include monthly transaction retainer fees to assist clients in the buying and selling of companies and raising capital, and success fees related to closing financial transactions, which may include accounts receivable.

Revenue from contracts with customers includes retainer revenue and success fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are

satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain future events.

Retainer fees originate from the execution of an engagement letter with a client to provide resources to assist the client in preparing information needed in order to raise capital or sell their company. The execution of an engagement letter by a client creates the performance obligation to assist the client by providing transaction advisory services for at least a 30-day period. General activities and tasks included within the Company's promise to provide these monthly services include preparing marketing materials, identifying potential capital providers, obtaining Indications of Interest, completing management meetings with prospective capital providers, obtaining Letters of Intent, and negotiating the transaction. The contracts do not have fixed durations and can be unilaterally terminated by the Company or client with 30 days' notice and without penalty. Advisory fees are billed and recognized monthly as these activities are performed over a period of time. The engagement letter also contains the agreed fixed monthly amount of each non-refundable advisory fee, which in the event of a successful transaction closing, will be credited against the total success fee paid by the client. As of December 31, 2020, the Company has two open contracts as the retainer is not fully earned. This amount is recorded as deferred revenue in the Statement of Financial Condition.

Success fees originate from the execution of an engagement letter with a client in order to raise capital or sell their company. The engagement letter defines the formula used to calculate the success fee in the event of a successful transaction closing. The execution of an engagement letter by a client generates the performance obligation to successfully complete the financial transaction, and success fee revenue is not recognized until the transaction closes due to the unforeseeable nature of successfully completing a transaction.

Accounts Receivable

Accounts Receivable consists of services performed through the balance sheet date which are generally billed and collected within 60 days. Accounts Receivable are recorded at amount billed to clients less an allowance for doubtful accounts. The Company assesses its receivable balance based on historical loss patterns, aging of the receivables, and assessments of specific identifiable client accounts considered at risk or uncollectable. Receivable balances are written off when collection is deemed unlikely. The Company's allowance for doubtful accounts was $0 dollars as of December 31, 2020.

Banker Commissions

Commissions are earned, recognized, recorded, and paid at the closing of a successful transaction. The Company has a Banker Compensation Policy that describes this practice, which has been executed and acknowledged by each Banker. These commissions are included in the salaries, commissions and benefits account on the Statement of Operations.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less. At December 31, 2020, the Company had no such cash equivalents.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value. The estimated fair value of accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these instruments. The instruments are not held for trading purposes.

Income Tax

The Company is organized as a limited liability company and taxed as a sole proprietorship for federal income tax purposes. As a result, income or losses are taxable or deductible to the member rather than at the Company level; accordingly, no provision has been made for federal income taxes in the accompanying financial statements. In certain instances, the Company is subject to state taxes on income arising in or derived from the state tax jurisdictions in which it operates.

Income tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax expense recorded would equal the largest amount of expense related to the outcome that is 50% or greater likely to occur. The Company classifies any potential accrued interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as operating expense. Management of the Company has not taken a tax position that, if challenged, would be expected to have a material effect on the financial statements as of or for the year ended December 31, 2020.

The Company did not incur any penalties or interest related to its state tax returns during the year ended December 31, 2020.

The collection of tax from the Company is only an administrative convenience for the IRS to collect any underpayment of income taxes including interest and penalties. Income taxes on Company income, regardless of who pays the tax or when the tax is paid, is attributed to the members. Any payment made by the Company as a result of an IRS examination will be treated as a distribution from the Company to the members in the financial statements.

Recently Issued Accounting Pronouncements

Accounting standards that have been issued or proposed by Financial Accounting Standard Board ("FASB") or other standard setting bodies are not expected to have material impact on the Company's financial position, results of operations or cash flows.

Note 2: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was 0.08546 to 1. At December 31, 2020 the Company had net capital of $428,612, which was $423,612 in excess of its required net capital of $5,000 on that day.

Note 3: Related Party Transactions

The Company has an affiliate company, Focus Strategies, LLC, which provides investment banking and consulting services that do not involve the sale of securities, and therefore do not require a broker/dealer. Staff and other expenses are paid by Focus Strategies, LLC, and are shared between the two companies based on an expense sharing arrangement between the companies. For January thru June 2020, the Company paid 80.37% of these expenses as reimbursement to Focus Strategies, LLC. In July 2020 the allocation was reviewed and adjusted to 29.45%. This allocation is normally reviewed annually and adjusted as needed to accurately allocate the expenses between the companies. The expenses charged to the Company by Focus Strategies, LLC for 2020 were $371,489 of which $10,400 was included in accounts payable at December 31, 2020.

Note 4: Significant Customers

In 2020, two customers each comprised more than 10% of Company revenues as listed below:

- Customer A: 59.11%
- Customer B: 11.33%

As of December 31, 2020, four customers each comprised more than 10% of Company accounts receivable as listed below:

- Customer C: 30.76%
- Customer B: 23.08%
- Customer D: 23.08%
- Customer E: 23.08%

Note 5: Credit Risk

At December 31, 2020, and at various times throughout the year, the Company may have had cash balances in excess of federally insured limits. The Company maintains its operating cash at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Note 6: Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Covid-19 Pandemic

On March 11,2020, the World Health Organization declared the novel strain of coronavirus (Covid-19) a global pandemic and recommended containment and mitigation measures worldwide. The Covid-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of Covid-19's effect on our operational and finance performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations and cash flows in fiscal year 2021.

Note 7: Subsequent Events

The Company has evaluated subsequent events through February 5, 2021, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued.

Effective February 2, 2021 the Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 SEC Release No. 34-70073 dated July 30, 2013, and as discussed in question 8 of the related SAQ released by SEC staff. The Company does not hold customer funds or securities.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2020

FOCUS STRATEGIES MERCHANT BANKING, LLC

Computation of Net Capital

(As Defined Within Securities and Exchange Act of 1934 Rule 15c3-1)

As of December 31, 2020

SCHEDULE I

Total Member's Equity from Statement of Financial Condition	$ 465,677
Deductions and/or Charges	
Non-allowable assets	(37,065)
Total deductions and/or charges	(37,065)
Net capital before haircuts on securities	428,612
Haircuts on securities	-
Net Capital	$ 428,612
Aggregate indebtedness:	
Accounts payable and accrued expenses	(36,627)
Total aggregate indebtedness	$ (36,627)
Computation of basic net capital requirement:	
Minimum net capital required of broker-dealer (greater of $5,000 or 6.667% of total aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 423,612
Ratio of aggregate indebtedness to net capital	0.08546 to 1

Statement pursuant to SEC Rule 17a-5

No differences exist between the net capital computation above and the computation included in the corresponding unaudited FOCUS Report, Form X-17A-5, Part II for December 31, 2020 as filed on January 27, 2021. Accordingly, no reconciliation is deemed necessary.

FOCUS STRATEGIES MERCHANT BANKING, LLC
As of December 31, 2020
SCHEDULE II & SCHEDULE III

SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds of securities for, or owe money or securities to, customers.

SCHEDULE III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold, maintain possession or have control of any customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Focus Strategies Merchant Banking, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2020, in which (1) Focus Strategies Merchant Banking, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Focus Strategies Merchant Banking, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provisions) and (2) Focus Strategies Merchant Banking, LLC stated that Focus Strategies Merchant Banking, LLC met the identified exemption provisions throughout the most recent fiscal year of December 31, 2020 without exception. Focus Strategies Merchant Banking, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Focus Strategies Merchant Banking, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 5, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

FOCUS STRATEGIES
MERCHANT BANKING

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2020

Focus Strategies Merchant Banking, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from C.F.R. § 240.15c3-3 under the following provisions of C.F.R. § 240.15c3-3 (k)(2)(i).

2. The Company met the identified exemption provisions of C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

The Company is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds of securities for, or owe money or securities to, customers.

FOCUS STRATEGIES MERCHANT BANKING, LLC

I, F. Gary Valdez swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

F. Gary Valdez

F. Gary Valdez
President

February 5, 2021

901 S. Mopac Expressway
Building II, Suite 350
Austin TX 78746
(512) 477-3280
www.focus-strategies.com

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Member of Focus Strategies Merchant Banking, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Focus Strategies Merchant Banking, LLC and the SIPC, solely to assist you and SIPC in evaluating Focus Strategies Merchant Banking, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Focus Strategies Merchant Banking, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Focus Strategies Merchant Banking, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Focus Strategies Merchant Banking, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 5, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*36*******2413*********************MIXED AADC 220
69495 FINRA DEC
FOCUS STRATEGIES MERCHANT BANKING LLC
901 S MO PAC EXPY STE 350 BLDG II
AUSTIN, TX 78746-5889

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1144

B. Less payment made with SIPC-6 filed (**exclude interest**) (144)

7/16/2020
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1000

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Focus Strategies Merchant Banking LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of January, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 762,528
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 762,528
2e. General Assessment @ .0015	$ 1,144

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